UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

LIVE CARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	83-1151012
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

1500 East Venice Ave,, Unit 411

Venice, FL 34292

(Address of Principal Executive Offices)

(941) 225-6699

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Live Care, Inc.as of June, 30 2021.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

LiveCare had no revenues during the six months ended June 30, 2021 and 2020.

Operating expenses were $41,961 the six months ended June 30, 2021 compared to $0 in the prior period. General and administrative expenses increased slightly by $25,197 in the six months ended June 30, 2021 to $427,972, compared to $402,775 during the six months ended June 30, 2020. Stock based consulting expense increased $1,779,000 to $2,301,000 during the six months ended June 30, 2021, compared to $522,000 during the six months ended June 30, 2020. Compensation expense and stock based compensation expense was $326,954 and $2,500,000 during the six months ended June 30, 2021, respectively. During the six months ended June 30, 2020 we recognized $223,776 and $0 in compensation expense and stock based compensation expense, respectively. The increase in compensation expenses in 2021 are due to increases in part-time employees as we begin operations.

We incurred an operating loss of $5,597,887 during the six months ended June 30, 2021, as compared to an operating loss of $1,148,551 in the six months ended June 30, 2020. The $4,449,336 increase is mainly due to the increases in stock based consulting and compensation expenses totaling $4,279,000, and increases in all other expense categories as discussed above.

We incurred total other expense of $788,910 during the six months ended June 30, 2021, as compared to $862,518 during the six months ended June 30, 2020. The $73,608 net decrease is due to a decrease of $680,000 in loss on issuance of convertible debt, partially offset by a $621,219 increase in interest expenses from convertible debts and the amortization of debt discounts and a $14,827 gain on extinguishment of debt during the six months ended June 30, 2021.

Net loss totaled $6,386,797, or $0.23 per share, in the six months ended June 30, 2021, compared to a net loss of $2,011,069, or $0.12 per share in the six months ended June 30, 2020.

Liquidity

Current assets at June 30, 2021 totaled $1,194,497 in cash, $200,000 in an advance to a related party and $17,084 in prepaid expenses.

During the six months ended June 30, 2021, our operating activities used net cash of $1,067,469 compared to $693,967 in the comparable 2020 period. The $373,502 increase is a result of a $4,375,728 increase in net loss as discussed above, partially offset by a $4,181,693 increase in non-cash adjustments to net loss, made up of a $4,279,000 increase in stock based compensation and consulting, a $104,995 increase in debt discount accretion, a $477,062 increase in debt discount amortization and a $636 increase in depreciation expense, offset by a $680,000 decrease in loss on issuance of convertible debt. In addition we recognized a net increase of $179,467 in cash used from the changes in operating assets and liabilities in 2021 from 2020.

Cash used in investing activities was for the development of an in-house software application and totaled $30,043 during the six months ended June 30, 2021, compared to $9,291 in the comparable 2020 period.

Financing activities provided $1,386,327 and $673,700 during the six months ended June 30, 2021 and 2020, respectively. We received $1,035,000 in cash from the issuance of notes payable during the six months ended June 30, 2021, we had no such proceeds in the 2020 period. We received $728,300 and $673,700 in cash from the issuance of common stock in the six months ended June 30, 2021 and 2020, respectively, and received $0 and $761,000 from the issuance of convertible notes payable in the six months ended June 30, 2021 and 2020, respectively. We made cash repayments of $176,973 and $200,000 on notes and convertible notes payable during the six months ended June 30, 2020, respectively, we made no note repayments in the 2020 period.

At June 30, 2021, the Company had working capital of $434,039, as compared to a working capital deficit of $506,203 at December 31, 2020.

Item 2. Other Information

None

Item 3. Financial Statements

LIVECARE, INC.
UNAUDITED BALANCE SHEETS

	June 30, 2021	December 31, 2020
ASSETS

Current assets:
Cash	$1,194,497	$905,682
Advance to related party	200,000	—
Prepaid expenses	17,084	8,666
Total current assets	1,411,581	914,348

Fixed Assets:
Application development	112,042	—
Furniture and fixtures, net	6,450	7,266
Other assets	1,855	—
Total fixed assets, net	120,347	7,266

Total Assets	$1,531,928	$921,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$30,166	$94,755
Accrued wages	100,675	158,331
Convertible bridge loan agreements, net of debt discount	100,000	999,333
Notes payable, net of debt discount	746,601	168,132
Total current liabilities	977,442	1,420,551

Stockholders' equity:
Common stock; $0.01 par value, 100,000,000 shares authorized, 32,226,120 and 23,585,900 shares issued and outstanding, respectively	322,260	235,859
Additional paid-in capital	14,888,508	7,534,689
Accumulated deficit	(14,656,282)	(8,269,485)
Total stockholders' equity	554,486	(498,937)

Total Liabilities and Stockholders' Equity	$1,531,928	$921,614

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.
UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2021	2020
Operating Expenses:
Operating expenses	$41,961	$—
General and administrative	427,972	402,775
Stock based consulting expense	2,301,000	522,000
Compensation expense	326,954	223,776
Stock based compensation expense	2,500,000	—
Total operating expenses	5,597,887	1,148,551

Operating loss	(5,597,887)	(1,148,551)

Other Income (Expenses):
Gain on extinguishment debt	14,827	—
Loss on issuance of convertible debt	—	(680,000)
Interest expense, net	(803,737)	(182,518)
Total other income (expenses)	(788,910)	(862,518)

Loss before income taxes	(6,386,797)	(2,011,069)

Provision for income taxes	—	—

Net loss	$(6,386,797)	$(2,011,069)

Basic loss per common share	$(0.23)	$(0.12)

Basic weighted average common shares outstanding	28,359,185	16,798,219

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENT OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(6,386,797)	$(2,011,069)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	817	181
Amortization of debt discounts	660,614	183,552
Common stock issued for services	2,301,000	522,000
Common stock issued for officer and director bonus	2,500,000	—
Accretion of debt discount	104,995	—
Loss on issuance of convertible debt	—	680,000
Changes in operating assets and liabilities:
Increase in advance to related party	(200,000)	—
Increase in prepaid assets	(10,273)	(7,100)
Increase in accounts payable	(64,589)	(5,669)
Increase (decrease) in accrued expenses	26,764	(55,862)
Net cash used in operating activities	(1,067,469)	(693,967)

Cash flows from investing activities:
Payments for application development	(30,043)	(5,680)
Purchase of furniture and fixtures	—	(3,611)
Net cash used in investing activities	(30,043)	(9,291)

Cash flows from financing activities:
Proceeds from the sale of common stock	728,300	673,700
Proceeds from the issuance of notes payable	1,035,000	—
Proceeds from the issuance of convertible notes payable	—	761,000
Payments on notes payable	(176,973)	—
Payments on convertible notes payable	(200,000)	—
Net cash provided by financing activities	1,386,327	1,434,700

Net change in cash	288,815	731,442
Cash, beginning of period	905,682	244,944

Cash, end of period	$1,194,497	$976,386

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

NON-CASH FINANCING ACTIVITIES:
Common stock issued for debt inducement	$1,035,000	$—
Common stock issued for debt conversion	$793,920	$—
Common stock issued for software development	$82,000	$—

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Stock Subscription	Common Stock	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Receivable	to be Issued	Deficit	Equity
Balance, December 31, 2019	15,934,900	$159,349	$1,050,199	$(113,700)	$—	$(932,913)	$162,935
Common stock issued for services	522,000	5,220	516,780	—	—	—	522,000
Common stock issued for cash	560,000	5,600	554,400	—	—	—	560,000
Cash received for stock subscription receivable	—	—	—	113,700	—	—	113,700
Common shares to be issued for convertible note inducement	—	—	—	—	1,441,000	—	1,441,000
Net loss for the six months ended June 30, 2020	—	—	—	—	—	(2,011,069)	(2,011,069)
Balance, June 30, 2020	17,016,900	$170,169	$2,121,379	$—	$1,441,000	$(2,943,982)	$788,566

	Common Stock		Additional Paid-in	Stock Subscription	Common Stock	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Receivable	to be Issued	Deficit	Equity
Balance, December 31, 2020	23,585,900	$235,859	$7,534,689	$—	$—	$(8,269,485)	$(498,937)
Common stock issued for services	2,301,000	23,010	2,277,990	—	—	—	2,301,000
Common stock issued for cash	728,300	7,283	721,017	—	—	—	728,300
Common stock issued for officer and director bonus	2,500,000	25,000	2,475,000	—	—	—	2,500,000
Common stock issued for debt conversion	793,920	7,938	785,982	—	—	—	793,920
Common shares to be issued for note payable inducement	2,235,000	22,350	1,012,650	—	—	—	1,035,000
Common stock issued for application development	82,000	820	81,180	—	—	—	82,000
Net loss for the six months ended June 30, 2021	—	—	—	—	—	(6,386,797)	(6,386,797)
Balance, June 30, 2021	32,226,120	$322,260	$14,888,508	$—	$—	$(14,656,282)	$554,486

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

Notes to Unaudited Financial Statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of LiveCare, Inc. (“LiveCare”, or the “Company”). LiveCare was incorporated on July 10, 2018, under the laws of the State of Delaware.

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic in the Gulf Cooperation Council countries. Through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness, LiveCare improves health, outcomes, lowers risks and vastly reduces the cost of care.

a.	Basis of Presentation

The accompanying unaudited interim financial statements of LiveCare have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in LiveCare’s audited financial statement as of and for the period ended December 31, 2020. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim period presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2020 have been omitted.

b.	Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d.	Revenue Recognition Policy

The Company recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. The Company has not generated any revenues since its inception.

e.	Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable, and accrued liabilities approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

g.	New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

h.	Fixed Assets

Fixed assets consist of furniture and fixtures, recorded at cost, depreciated upon placement in service over their estimated useful lives of five years on a straight-line basis. Expenditures for normal repairs and maintenance are charged to expense as incurred. During the six months ended June 30, 2021 and 2020, LiveCare purchased $0 and $3,611 in new furniture and fixtures, $112,042 and $0 in application development, and recognized $817 and $181 in depreciation expense, respectively. The net fixed assets balance was $118,492 and $7,266 at June 30, 2021 and 2020, respectively.

i.	Application Development

Costs incurred in application development are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, whereby, they are either capitalized or expensed depending on both the nature of the costs and the phase of development in which they are incurred. Costs incurred for implementation activities during the preliminary and post-implementation phases of a project are expensed as incurred, while costs incurred during the application development phase are generally capitalized. Capitalized application development costs are amortized over the estimated useful life. Costs to upgrade or enhance existing applications are capitalized if the changes result in additional functionality, but to expense costs if functionality is not improved. When it is no longer probable that applications being developed will be used, capitalization should cease and the asset should be evaluated for impairment. Capitalization of development costs should cease and amortization of accumulated costs should begin when the software is ready for its intended use. Capitalized application development costs were $112,042 and $0 as of June 30, 2021 and December 31, 2020, respectively.

j.	Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There have been no such losses recognized during the six months ended June 30, 2021 and 2020.

k.	Basic and Diluted Loss Per Share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted net income (loss) per share is computed similar to basic net income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

For the six months ended June 30, 2021 and 2020, the Company realized net losses, resulting in outstanding convertible debt having an anti-dilutive effect. All potentially dilutive instruments were excluded from the calculation of diluted net loss per share as their inclusion would have been anti-dilutive. Potential shares of common stock from the exercise of convertible notes payable total 100,00 and 0 as of June 30, 2021 and 2020, respectively, and were excluded from the computation of diluted net loss per share for the six months ended June 30, 2021 and 2020 as such shares would have had an anti-dilutive effect.

NOTE 2 - RELATED PARTY TRANSACTIONS

As of June 30, 2021 and December 31, 2020, LiveCare owes back due wages under employment agreements to its President and CEO in the amount of $92,098 and $96,598, respectively, and its Chairman $8,577 and $61,733, respectively.

During the six months ended June 30, 2021, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 1,000,000 shares of its common stock President and CEO, valued at $1.00 per share, or a total of $2,500,000.

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the six months ended June 30, 2021, LiveCare sold 728,300 shares of common stock for cash of $728,300, or $1.00 per share.

During the six months ended June 30, 2021, LiveCare issued 2,301,000 shares of common stock for services valued at $2,301,000, or $1.00 per share.

During the six months ended June 30, 2021, in conjunction with the issuance of CBLA, LiveCare issued a total of 2,235,000 shares of its common stock as inducement to revenue share agreement note holders with the relative fair value of $1,035,000 being ascribed to debt discount.

During the six months ended June 30, 2021, LiveCare issued 793,920 shares of common stock for conversion of convertible debt and accrued interest totaling $793,920, or $1.00 per share.

During the six months ended June 30, 2021, LiveCare issued 82,000 shares of common stock for application development services valued at $82,000, or $1.00 per share.

NOTE 4 - CONVERTIBLE BRIDGE LOAN AGREEMENTS

Convertible Bridge Loan Agreements

During the year ended December 31, 2020, LiveCare issued Convertible Bridge Loan Agreements (“CBLA”) totaling $1,009,500. The CBLA’s are unsecured, due after 180 days, accrue interest at 12% per annum, are unsecured, and principal and interest are convertible at the option of the holder into common stock of the Company at $1.00 per share. Based on the relative fair value of the conversion feature of the CBLA, the Company recognized $504,750 in debt discount.

As an inducement, each CBLA holder was also granted either one or two shares of LiveCare common stock for each dollar lent to the Company. A total of 1,947,000 shares of common stock were granted, with the relative fair value of $504,750 being ascribed to debt discount. During the six months ended June 30, 2021 and 2020, LiveCare recognized $10,167 and $183,552 in interest expense from the amortization of debt discounts on the above agreements, and the balance of the debt discount was$0 and $10,167 as of June 30, 2021 and December 31, 2020.

During the six months ended June 30, 2021, LiveCare repaid $200,000 of CBLA’s in cash and issued 793,920 shares of common stock for conversion of principal and accrued interest totaling $793,920. As of June 30, 2021 and December 31, 2020, the balance of Convertible Bridge Loan Agreements was $100,000 and $999,333, net of $0 and $10,167 in debt discounts, respectively.

Revenue Share Agreement Notes Payable

During the six months ended June 30, 2021 and the year ended December 2020, LiveCare entered into Revenue Share Agreements (“RSA”) for cash totaling $1,035,000 and $305,000, respectively. The RSAs are unsecured and provide each investor a face discount of up to 22% and for repayment of the total face amount over nine equal monthly payments beginning April 15, 2021. The RSA’s also provide the holder either one or two shares of LiveCare common stock for each dollar invested, with a total of 2,540,000 shares with a relative fair value of $1,270,000, recognized as a debt discount and amortized to interest expense over the term of the respective RSA.

During the six months ended June 30, 2021 and 2020, LiveCare recognized a total of $650,477 and $0 in interest expense from the amortization of debt discounts on the above agreements and the balance of the debt discount was $521,421 and $273,737 as of June 30, 2021 and December 31, 2020, respectively.

NOTE 5 - GOING CONCERN

LiveCare's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare's ability to continue as a going concern are as follows:

LiveCare raised $1,763,300 during the six months ended June 30, 2021 from the issuance of common stock and notes payable and is seeking to raise up to $10,000,000 more total through private placements of its common stock to fund operation start-up expenses. Funds received from the issuance of debt and equity is being used to fund the development, implementation and marketing of the platform. The continuation of LiveCare as a going concern is dependent upon its ability to implement its business plan and generate profitable operations that produce positive cash flows.  If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENTS

During August and September 2021, LiveCare issued 66,200 shares of common stock for $66,200 cash, or $1.00 per share.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2021.

LIVE CARE, INC

By:	/s/ Max Rockwell
Name:	Max Rockwell
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 30, 2021.

/s/ Max Rockwell
Name:	Max Rockwell
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jim Dalton
Name:	Jim Dalton
Chairman of the Board